FINDITALL, INC.
41 Owatonna Street,
Haworth, New Jersey 07641

July 16, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	FindItAll, Inc.
Rule 477 Application for Withdrawal on Form RW
Registration Statement on Form S-1 (File No.: 333-160536)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), FindItAll, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-160536) filed with the Commission on July 13, 2009, together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold under the Registration Statement.

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time due to current economic conditions and continued weakness and uncertainty in the equity and credit markets. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the S-1 Registration Statement to the undersigned, facsimile number (201) 586-0258, with a copy to the Company’s outside legal counsel, Barbara R. Mittman, Esq., 515 Rockaway Avenue, Valley Stream, New York 11581, facsimile number (212) 697-3575.

If you have any questions with respect to this matter, please contact R. Mittman, Esq. at (212) 697-9500, Ext: 505.

Very truly yours,

FINDITALL, INC.

By:	/s/ Corie Weisblum
Corie Weisblum
President